DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
April 23, 2026
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DeFi Development Corp.
Registration Statement on Form S-3
Filed April 17, 2026
File No. 333-295142

To whom it may concern:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, DeFi Development Corp. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-295142) (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on April 27, 2026, or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Allison Handy of Perkins Coie LLP at (206) 359-3295 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Joseph Onorati
Name: Joseph Onorati
Title: Chief Executive Officer

cc:	Allison Handy, Perkins Coie LLP Christopher Wassman, Perkins Coie LLP

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